Exhibit 99.1

PRESS RELEASE

SMX SECURES US$5 MILLION CONTRACT

WITH R&I FOR NATO SUPPLY CHAIN TRANSPARENCY

NEW YORK, January 12, 2024 – SMX (Security Matters) PLC (NASDAQ:SMX; SMXWW) is pleased to announce a $5 million contract with R&I Trading of New York. This project, spearheaded by the SMX team, will deploy SMX's cutting-edge technology to enhance supply chain transparency with respect to a NATO member state and with the expectation of expanding to further NATO member states

This new agreement with R&I Trading aims to set new standards in brand protection, authentication, ethical sourcing, and origination, specifically for the Fast-Moving Consumer Goods (FMCG) sector, including Beverage and Pharmaceutical industries. SMX's innovative approach will enable NATO member states to ensure the integrity and transparency of their supply chains, reflecting the company's commitment to ethical business practices and technological innovation.

The President of R&I Trading, commented about the collaboration: "We are excited to enter into this agreement with SMX. We believe that their technology is exactly what the industry needs to ensure transparency and security in global supply chains."

SMX's initiative is a testament to its dedication to providing solutions that not only advance its technology, but also promote ethical, sustainable and transparent business practices across industries and international borders.

About SMX:

SMX is a publicly traded company renowned for its pioneering technology in marking, tracking, measuring, and digital platform integration. SMX's solutions are designed to support businesses in their transition to a low-carbon economy, offering end-to-end traceability and quality assurance across various sectors.

For more information, contact:

SMX GENERAL ENQUIRIES

E: info@securitymattersltd.com

Company Website: http://www.smx.tech

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6

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Forward-Looking Statements:

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: matters relating to the Company’s fight against abusive and possibly illegal trading tactics against the Company’s stock; successful launch and implementation of SMX’s joint projects with manufacturers and other supply chain participants of steel, rubber and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; the effects of the COVID-19 pandemic on SMX’s business; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.

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SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6

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